Exhibit 99.2

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended March 31, 2018

Tel-Aviv, Israel, May 30, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2018 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On May 16, 2018, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published certain information in Israel based on the requirements of the Israeli Securities Law, 1968, which included the financial statements of Dorad for the three months ended March 31, 2018.

The financial results of Dorad for the quarter ended March 31, 2018 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about June 21, 2018.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2018 - approximately NIS 684.9 million.

•	Dorad’s unaudited operating profit for the three months ended March 31, 2018 - approximately NIS 117.4 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2018, which include the winter and intermediate months of January, February and March, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2017 and as of and for the three month periods ended March 31, 2017 and 2018 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statements of Financial Position

	March 31	March 31	December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	200,829	178,149	184,182
Trade receivables	285,670	273,830	330,397
Other receivables	57,904	55,530	83,289
Financial derivatives	2,189	-	-
Total current assets	546,592	507,509	597,868

Non-current assets
Restricted deposit	412,752	410,733	405,306
Prepaid expenses	43,292	45,409	43,821
Fixed assets	3,999,905	4,133,262	4,009,008
Intangible assets	5,465	7,893	6,097
Total non-current assets	4,461,414	4,597,297	4,464,232

Total assets	5,008,006	5,104,806	5,062,100

Current liabilities
Current maturities of loans from banks	249,287	246,032	203,819
Current maturities of loans from related parties	110,000	70,000	140,464
Trade payables	305,504	285,849	415,798
Other payables	17,187	26,538	5,649
Financial derivatives	-	4,250	1,191
Total current liabilities	681,978	632,669	766,921

Non-current liabilities
Loans from banks	3,180,408	3,362,423	3,187,873
Loans from related parties	7,764	110,800	54,764
Provision for dismantling and restoration	40,070	35,834	36,239
Deferred tax liabilities	108,045	77,050	89,298
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,336,447	3,586,267	3,368,334

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	343,623	239,912	280,887
Total equity	989,581	885,870	926,845

Total liabilities and equity	5,008,006	5,104,806	5,062,100

Dorad Energy Ltd.
Interim Condensed Statements of Profit and Loss

	For the three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	684,852	674,687	2,523,263

Operating costs of the Power Plant

Energy costs	146,073	146,028	616,221
Electricity purchase and infrastructure services	326,627	330,409	1,212,431
Depreciation and amortization	52,169	51,446	208,705
Other operating costs	37,294	32,618	122,345

Total operating cost of Power Plant	562,163	560,501	2,159,702

Profit from operating the Power Plant	122,689	114,186	363,561

General and administrative expenses	5,278	4,071	18,712

Operating profit	117,411	110,115	344,849

Financing income	4,231	498	3,195
Financing expenses	40,159	60,915	245,122

Financing expenses, net	35,928	60,417	241,927

Profit before taxes on income	81,483	49,698	102,922

Taxes on income	18,747	11,432	23,681

Profit for the period	62,736	38,266	79,241

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended March 31, 2018 (Unaudited)

Balance as at January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the period	-	-	-	62,736	62,736

Balance as at March 31, 2018 (Unaudited)	11	642,199	3,748	343,623	989,581

For the three months ended March 31, 2017 (Unaudited)

Balance as at January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	38,266	38,266

Balance as at March 31, 2017 (Unaudited)	11	642,199	3,748	239,912	885,870

For the year ended December 31, 2017(Audited)

Balance as at January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017(Audited)	11	642,199	3,748	280,887	926,845

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the period	62,736	38,266	79,241

Adjustments:
Depreciation and amortization and fuel consumption	52,306	70,090	286,542
Taxes on income	18,747	11,432	23,681
Financing expenses, net	35,928	60,417	241,927
	106,981	141,939	552,150

Change in trade receivables	44,727	20,521	(35,465)
Change in other receivables	12,736	(18,356)	(84,857)
Change in trade payables	(118,786)	(6,279)	123,045
Change in other payables	11,538	17,392	(2,669)
	(49,785)	13,278	54

Net cash flows provided by operating activities	119,932	193,483	631,445

Cash flows used in investing activities
Proceeds from (payment for) settlement of financial derivatives	74	(1,849)	(10,596)
Insurance proceeds in respect of damage to fixed asset	12,650	-	38,742
Investment in long-term restricted deposits	(5,158)	(21,000)	(34,000)
Release of long-term restricted deposit	-	13,218	25,790
Investment in fixed assets	(30,951)	(31,982)	(121,361)
Investment in intangible assets	(119)	(31)	(413)
Interest received	777	498	1,268

Net cash flows used in investing activities	(22,727)	(41,146)	(100,570)

Cash flows from financing activities:
Repayment of loans from related parties	(62,802)	(39,628)	(39,628)
Repayment of loans from banks	-	-	(161,668)
Interest paid	(18,011)	(15,682)	(227,530)

Net cash flows used in financing activities	(80,813)	(55,310)	(428,826)

Net increase in cash and cash equivalents for the period	16,392	97,027	102,049

Effect of exchange rate fluctuations on cash and cash equivalents	255	155	1,166

Cash and cash equivalents at beginning of period	184,182	80,967	80,967

Cash and cash equivalents at end of period	200,829	178,149	184,182